UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13G
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                       Under the Securities Act of 1934
                              (Amendment No. 3 )




                      MACGREGOR SPORTS AND FITNESS, INC.
                     ------------------------------------
                               (Name of Issuer)



                        Common Stock, $.02 par value
                     ------------------------------------
                        (Title of Class of Securities)




                                  554433 10 2
                      -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /No fee/
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Cusip No. 554433 10 2                           Page 2 of 4 Pages



Row 1.: Equitex, Inc.
        84-0905189

Row 2.: (a) / /
        (b) / /

Row 3.: SEC USE ONLY

Row 4.: Delaware Corporation

Row 5.: 2,978,046

Row 6.: None

Row 7.: 2,978,046

Row 8.: None

Row 9.: 2,978,046

Row 10.: / /

Row 11.: 30.9%

Row 12.: CO

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Cusip No. 554433 10 2                           Page 3 of 4 Pages


Item 1.
       (a) MacGregor Sports and Fitness, Inc.
       (b) 8100 White Horse Road
           Greenville, South Carolina 29611

Item 2.
       (a) Equitex, Inc.
       (b) 7315 E. Peakview Avenue
           Englewood, Colorado 80111
       (c) Delaware Corporation
       (d) Common Stock, $.01 Par Value
       (e) 554433 10 2

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b), Check Whether the Person Filing Is A:
          Not applicable

Item 4. Ownership

       (a) 2,978,046 total, which includes 1,891,046 shares of common stock, 87,000 shares issuable upon the exerciseof common stock purchase warrants, and 1,000,000 shares issuable upon conversion of 1,000 shares of Class C Convertible Preferred Stock.
       (b) 30.9%
       (c) (i) 2,978,046
           (ii) -0-
           (iii) 2,978,046
           (iv) -0-

Item 5. Ownership of Five Percent or less of a Class:
          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
          Not applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company:
          Not applicable

Item 8. Identification and Classification of Members of the Group:
          Not applicable

Item 9. Notice of Dissolution of Group:
          Not applicable

Item 10. Certification:
          Not applicable
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Cusip No. 554433 10 2                           Page 4 of 4 Pages



                                   Signature
                                   ---------


       After Reasonable Inquiry, and to the Best of My Knowledge and Belief, I Certify That the Information Set Forth in this Statement Is True, Complete and Correct.


                                       Equitex, Inc.




Dated: February 13, 1996 as
       of December 31, 1995            By /S/ THOMAS B. OLSON
                                          --------------------------
                                          Thomas B. Olson, Secretary